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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                  METROPOLITANA ELECTRICIDADE DE SAO PAULO S.A.
         ...............................................................
                            (Name of foreign company)

                         HOUSTON INDUSTRIES INCORPORATED
     ......................................................................
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

         STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility company status is Metropolitana Electricidade de Sao Paulo S.A., a corporation organized under the laws of Brazil ("Metropolitana"). The business address of Metropolitana is Av. Alfredo Egido de Souza Aranha, No. 100, Jardim Saint Antonio, Sao Paulo, Brazil. Metropolitana provides electric transmission and distribution services in the state of Sao Paulo, Brazil and in the 24 municipalities comprising the metropolitan area of Sao Paulo.

         Based on information furnished by the Government of the State of Sao Paulo, Steering Committee for the State Privatization Program ("Privatization Committee"), Metropolitana's facilities include an electrical sub-transmission system composed of approximately 58.257 kilometers of 138 Kv tension lines and 1,597.618 kilometers of 88 Kv tension lines, feeding 315 substations. The distribution system, including conductors, transformers, poles and wires covers 24 municipalities encompassing the metropolitan area of Sao Paulo in a 4,526 square kilometer area. In 1997, Metropolitana, with approximately 4.3 million customer connections, supplied approximately 34.8 thousand Gwh of energy.

         Following the consummation of the transaction to which this filing relates, 74.88 percent of the voting capital of Metropolitana will be held by LightGas Ltda. ("LightGas"), a Brazilian limited liability company. LightGas is a wholly owned subsidiary of Light Servicos de Electricidade S.A. ("Light"), a Brazilian corporation. A controlling investment in Light is held by a consortium of investors comprised of subsidiaries or affiliates of the following corporations: Houston Industries

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Energy, Inc. ("HI Energy"), The AES Corporation, Electricite de France,
Companhia Siderugia Nacional and BNDES Participacoes S.A. A separate notification of foreign utility company status was filed for Light on May 28, 1996.

         Based on information furnished by the Privatization Committee, the only other persons known to hold five percent or more of the voting capital of Metropolitana (effective as of the acquisition by LightGas of its shares in Metropolitana) are the Treasury of the State of Sao Paulo, which holds approximately 19.9% of such voting capital, and Companhia Paulista de Administracao de Ativos, which holds approximately 5.1% of such voting capital.

Item 2

         STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The names of the domestic associate public utility companies are Houston Lighting & Power Company, an operating division of Houston Industries Incorporated, a Texas corporation ("HI") and NorAm Energy Corp., a Delaware corporation ("NorAm"). NorAm is a wholly owned subsidiary of HI. HI also owns all of the outstanding voting stock of HI Energy, a Delaware corporation. HI Energy owns, indirectly, all of the outstanding voting stock of Houston Industries Energy-Cayman, Inc., a Cayman Island corporation (HIE-Cayman). HIE-Cayman owns approximately 11% of the outstanding voting stock of Light. As described in Item 1, Light's wholly owned subsidiary, LightGas, will own 74.88% of the outstanding voting stock of Metropolitana, giving HI Energy and its subsidiaries an indirect voting interest in Metropolitana of approximately 8.5%. No portion of the purchase price for the Metropolitana shares will be paid by HI or NorAm.



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                                    EXHIBIT A


         State certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, have been received from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma, and are attached hereto as Exhibit A.


                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                               HOUSTON INDUSTRIES INCORPORATED



                               By:    /s/ Mary P. Ricciardello
                                  ------------------------------------
                                      Mary P. Ricciardello
                                      Vice President and Comptroller
                                        (Principal Accounting Officer)


Date: April 22, 1998




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